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                                                                   Exhibit 8.1

BARNES & THORNBURG

                                             1313 Merchants Bank Building
                                             11 South Meridian Street
                                             Indianapolis, Indiana 46204
                                             (317) 638-1313

                                             TWX 810-341-3427 B&T LAW IND
                                             Telecopier (317) 231-7433

                                                         , 1994
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Central Indiana Bancorp
200 West Mulberry Street
Post Office Box 730
Kokomo, Indiana 46903-0730

National City Corporation
Post Office Box 5756
Cleveland, Ohio 44101-0756

Ladies and Gentlemen:

     In connection with the proposed merger (the "Merger") of Central Indiana Bancorp, a savings and loan holding company organized under the laws of the State of Indiana (the "Company"), into National City Corporation, a bank holding company organized under the laws of the State of Delaware ("NCC"), pursuant to an Agreement and Plan of Merger dated as of July 25, 1994, by and between the Company and NCC (the "Merger Agreement"), we have been asked by the Company to render our opinion to you with respect to certain Federal income tax consequences of the Merger.

     Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

     Pursuant to the Merger Agreement, upon consummation of the Merger, shares of Company Common Stock will be converted into the right to receive whole shares of NCC Common Stock plus cash in lieu of fractional shares. No dissenting shareholder rights will be available for Company shareholders under Indiana law.

     At or shortly after the Effective Time, Kokomo (the Company's wholly-owned subsidiary) will be merged into National City Bank, Indiana ("NCB") (NCC's wholly-owned subsidiary).

     We have received, and are relying upon, certificates of certain officers of the Company and/or NCC to the effect that, to the best of their knowledge:

     1. At the times the Company acquired Kokomo and First Federal Savings and Loan Association of Peru ("Peru"), the Merger was neither agreed to nor planned.

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Central Indiana Bancorp
National City Corporation
            , 1994
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Page 2

     2. The Company has had no significant asset or business since the Company was incorporated, other than the ownership and operation of its savings bank subsidiary and activities related thereto.

     3. There is no agreement or plan on the part of the Company's shareholders to dispose of any of the NCC Common Stock to be received in the Merger.

     4. There is no agreement or plan on the part of NCC's management to dispose of any significant assets of the Company after the Merger, other than the contemplated merger of Kokomo into NCB.

     5. There is no agreement or plan for NCC to reacquire any of the NCC Common Stock issued pursuant to the Merger.

     6. There has been, and it is expected that at the Effective Time of the Merger there will have been, no significant change in the identities and proportionate holdings of the Company's shareholders since the Company acquired Peru. NCC has never owned any shares of the Company Common Stock for its own account.

     7. Cash to be paid in lieu of fractional shares of NCC Common Stock will be paid solely to avoid the administrative expense and inconvenience of fractional shares and not as separately bargained-for consideration.

     8. Payments and benefits to be provided by NCC or NCB to certain present or former employees or advisory directors of Kokomo and its predecessors, as set forth in the Merger Agreement, are intended as compensation for services rendered or to be rendered by them and not as consideration in exchange for their shares of Company Common Stock.

     Our opinion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations, rulings and judicial decisions thereunder, all as in effect on the date hereof.

     We have investigated such facts, examined such documents and reviewed such authorities as we, in our judgment, deem advisable to enable us to render this opinion.

     Based upon the foregoing, our opinion is as follows:

     1. TAX-FREE REORGANIZATION. In general, the Merger will be treated for Federal income tax purposes as a tax-free reorganization under Section 368(a)(1)(A) of the Code.


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Central Indiana Bancorp
National City Corporation
            , 1994
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Page 3


Accordingly, Company shareholders who receive solely NCC Common Stock (including any fractional share deemed received, as later explained) in exchange for their shares of Company Common Stock in the Merger will not recognize gain or loss on the exchange. Section 354 of the Code. The tax basis of the NCC Common Stock (including any fractional shares) in the hands of such shareholders will be the same as the tax basis of the Company Common Stock surrendered in exchange therefor. Section 358 of the Code. The holding period of the NCC Common Stock (including any fractional share) received by such shareholders will include, in each case, the period during which the shares of Company Common Stock surrendered in exchange therefor were held, provided that the shares of Company Common Stock were held as capital assets at the Effective Time. Section 1223(l) of the Code. Neither the Company nor NCC will reorganize gain or loss as a result of the Merger. Section 361 and 1032 of the Code.

     2. CASH IN LIEU OF FRACTIONAL SHARES. The payment of cash in lieu of fractional shares of NCC Common Stock will be treated as if the fractional shares were issued by NCC in the Merger and then redeemed by NCC in a taxable transaction. Rev. Rul. 66-365, 1966-2 C.B. 116. A Company shareholder otherwise entitled to receive the fractional share will recognize gain or loss measured by the difference between the amount of cash received and the shareholder's basis allocable to the fractional share. Rev. Proc. 77-41, 1977-2 C.B. 574;
Section 1001(a) of the Code. Any gain or loss realized on the redemption will be capital gain or loss, provided the fractional share would have constituted a capital asset in the hands of the redeeming shareholder, and will be long-term capital gain or loss if the holding period of the fractional share (determined by reference to the shares of Company Common Stock exchanged therefor) is more than one year.

     The foregoing tax consequences may not apply to a Company shareholder who acquired his or her shares of Company Common Stock on exercise of an employee stock option or otherwise as compensation.

     We hereby consent to the use of our name under the captions "Proposed Merger--Federal Income Tax Consequences of the Merger" and "Legal Opinions" in the Registration Statement, and to the filing of this opinion as Exhibit 8 to the Registration Statement.


                              Very truly yours,



                              Barnes and Thornburg